UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_________________________________________

FORM 11-K

_________________________________________

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number:  001-01011

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
(Full title of the Plan)

_________________________________________

CVS CAREMARK CORPORATION
(Name of issuer of the securities held pursuant to the plan)

One CVS Drive
Woonsocket, RI 02895
(Address of principal executive offices of issuer)

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
YEARS ENDED DECEMBER 31, 2012 AND 2011

Report of Independent Registered Public Accounting Firm

The Administrative Subcommittee of
The 401(k) Plan and the Employee Stock Ownership
Plan of CVS Caremark Corporation and Affiliated Companies

We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts
June 27, 2013

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value (Note 3):
Cash	$6,147	$6,975
Common collective trust funds (Note 2 (c))	1,065,954,378	913,306,344
Guaranteed investment contracts (Note 2 (c))	170,146,150	242,024,341
Mutual funds (Note 2 (c))	3,054,510,135	2,265,957,471
Common stock (Note 2 (c))	1,438,111,678	1,282,542,340
Pooled Accounts (Note 2 (c))	299,274,485	—
Total investments	6,028,002,973	4,703,837,471
Receivables:
Interest and dividends (Note 2 (h))	2,325,807	2,218,050
Employer contributions (Note 1 (c))	6,842,130	5,420,068
Notes receivable from participants (Note 4)	164,553,975	140,201,458
Total receivables	173,721,912	147,839,576

Total assets at fair value	6,201,724,885	4,851,677,047

Liabilities:
Accrued expenses and other liabilities	10,010,925	5,194,428

Total liabilities	10,010,925	5,194,428

Net assets available for benefits at fair value	6,191,713,960	4,846,482,619

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(15,587,294)	(17,196,233)

Net assets available for benefits	$6,176,126,666	$4,829,286,386

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011

	2012	2011
Investment activity:
Interest and dividend income (Note 2 (h))	$117,026,104	$98,722,028
Transfer into (out of) plan assets (Note 1 (a))	(241,000)	38,590
Realized and unrealized gains (losses) (Notes 3 and 5)	502,427,625	(17,793,408)
Total investment activity	619,212,729	80,967,210

Contributions:
Employer contributions (Note 1 (c))	165,902,980	155,561,178
Employee contributions (Note 1 (c))	273,478,224	257,695,309
Rollovers	9,368,308	8,344,706
Total contributions	448,749,512	421,601,193

Deductions:
Benefits paid to participants (Notes 1 (f) and 2 (d))	382,920,425	415,032,107
Administrative expenses (Note 1 (g))	13,283,224	13,016,438
Total deductions	396,203,649	428,048,545

Net increase in net assets for the year before transfers	671,758,592	74,519,858

CareSave Plan assets transferred in (Note 1 (a))	675,081,688	—
Net increase in net assets for the year	1,346,840,280	74,519,858

Net assets beginning of the year	4,829,286,386	4,754,766,528

Net assets end of the year	$6,176,126,666	$4,829,286,386

See accompanying notes to financial statements.

 THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements
Years Ended December 31, 2012 and 2011

Note 1 - Plan Description

The following description of The 401(k) Plan and the Employee Stock Ownership Plan (the “ESOP”) of CVS Caremark Corporation and Affiliated Companies (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)                 Background

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Benefit Plans Committee”) of not less than three persons appointed by the Board of Directors of CVS Caremark Corporation (“CVS Caremark” or the “Company”), the sponsor of the Plan. In accordance with the provisions of the Plan, the Benefit Plans Committee has appointed a plan administrator (the “Administrator”) and a trustee (the “Trustee”). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Benefit Plans Committee and the Administrator. Effective January 2009, the Benefit Plans Committee further named an Administrative Subcommittee and an Investment Subcommittee and delegated certain fiduciary duties to each of the Committees.

The Plan was established as of January 1, 1989.

Effective April 10, 2002, the 401(k) Profit Sharing Plan of CVS Corporation (the “401(k) Plan”) was merged into the Plan, and the plan name was changed from CVS Corporation and Subsidiaries Employee Stock Ownership Plan to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies. All assets and liabilities under the 401(k) Plan as of April 10, 2002 were transferred to the Plan and, as of that date, benefits for the participants and beneficiaries of the 401(k) Plan have been paid from the Plan.

Effective March 22, 2007, pursuant to the Agreement and Plan of Merger dated as of November 1, 2006, as amended, Caremark Rx, Inc. (“Caremark”) was merged into a newly formed subsidiary of CVS Caremark Corporation (“CVS”) with the CVS subsidiary continuing as the surviving entity (the “Caremark Merger”). Subsequently, the name of this plan was changed from The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies. The Plan was not amended to allow for participation by Caremark employees and as such, the financial statements herein do not reflect any consolidation of benefits as provided to employees by Caremark at the time of the Caremark Merger.

Effective January 1, 2010, CVS Caremark developed the Intercompany Voluntary Transfer Program, allowing employees who experienced a bona fide transfer within the Company’s control group the opportunity to voluntarily transfer their 401(k) assets from their prior business unit’s plan to the 401(k) plan sponsored by their current business unit. This offering is made twice a year to eligible employees.

Effective December 31, 2012, the CareSave 401(k) Retirement Savings Plan was merged into the Plan. The CareSave 401(k) Retirement Savings Plan (“CareSave”) was the defined contribution plan established in 1998 by Carmark Rx, L.L.C. to provide benefits to eligible Caremark employees, not otherwise eligible to participate in this Plan. Caremark employees who were eligible to participate in the CareSave plan on or before December 31, 2012 became eligible to participate in the Plan effective January 1, 2013. The merger resulted in a transfer of assets with a value of $675,081,688 into the Plan on December 31, 2012, which have been included in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2012 and 2011

(b)                     Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•	The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee;

•	Completion of 12 months of service beginning on the employee’s hire date with at least 1,000 hours worked; or

•	Completion of at least 1,000 hours of service in the course of one calendar year.

Employees referred to above are defined as regular employees of the Company other than:

•	A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•	An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•	A leased employee (as defined in the Internal Revenue Code (the “Code”));

•	A temporary employee (as determined by the Company); or

•	An independent contractor or consultant (as defined by the Company).

(c)                      Contributions

Participants may elect to have the Company contribute to their accounts from 1% to 85%, as a percentage or dollar amount, of the eligible compensation that would otherwise be due to them, in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 85% of annual compensation or the maximum allowed by the Code; whichever is less, as specified in the Plan document. The maximum elective deferral allowed by the Code was $17,000 and $16,500 for 2012 and 2011, respectively.

On a quarterly basis, the Company matches in cash 100% up to 5% of eligible pre-tax compensation contributed.

All employees at least age 50 in the calendar year that contribute the maximum amount to the Plan are permitted to make additional pre-tax catch-up contributions. Catch-up contributions may be made up to an additional $5,500 for 2012 and 2011.

(d)                     Participant’s Account

Each participant’s account is credited with an allocable share of their selected Plan’s investments and any unrealized appreciation or depreciation and interest and dividends of those investments.

(e)                      Vesting

Participants are 100% vested in participant and Company matching contributions.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a nonforfeitable right to (1) their accounts upon death or disability, and (2) any elective deferrals described in Note 1(c).

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2012 and 2011

(f)                        Payment of Benefits

Upon termination of service by the participant, the Administrator will direct the Trustee to pay to the participant their benefit under one or more options, such as a single lump-sum, or in equal annual installments over a period not to exceed the participant's expected lifetime.

(g)                      Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2012 and 2011. Trustee’s fees were paid by the Plan for 2012 and 2011.

(h)                     Forfeitures

On a participant’s termination date, any unvested portion of their account is forfeited at the earlier of distribution or five years from the date of termination. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to reduce future CVS Caremark contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS Caremark shall contribute the balance required for that purpose.

Cash forfeitures for 2012 and 2011 were $14,162 and $239,693, respectively. There were no cash forfeitures restored to participants upon resumption of employment in 2012. Cash forfeitures restored to participants upon resumption of employment for 2011 were $8,423. The remainder of the forfeitures for each year was applied to the administrative expenses of the plan and to reduce the CVS Caremark contribution.

(i)                        Investment Options

Upon enrollment in the Plan, a participant elects to direct contributions or investment balances to the investment options offered by the plan. Participants may modify investment elections daily thereafter. The Plan’s investments are comprised of guaranteed insurance contracts, securities of CVS Caremark and securities of unaffiliated issuers. The securities in unaffiliated issuers include marketable mutual funds and separately managed funds, comprised of marketable securities. The following is a brief explanation of each fund’s investment objectives:

Aggressive Lifestyle Fund

The fund invests in other Future Fund investment options as follows: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, and U.S. Bond Index Fund. This fund has the following composite benchmarks: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Standard & Poors (“S&P”) 500 Composite Stock Index (“S&P 500”), Morgan Stanley Capital International (“MSCI”) Europe, Australasia, and Far East (“EAFE”) Index, and the Russell 2000 Index.

Columbus Circle Investors Large Cap Growth Separate Account

The investment primarily invests in common stocks of large capitalization companies with strong earnings growth potential. It normally invests the majority of assets in companies with large market capitalizations at the time of purchase. Management places strong emphasis on companies it believes are guided by high quality management teams. It also attempts to identify those companies that are market leaders possessing the ability to control pricing and margins in their respective industries. It may invest up to 25% of assets in foreign securities.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2012 and 2011

Conservative Lifestyle Fund

The fund invests in the following Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, U.S. Bond Index Fund, and Stable Value Fund. This fund has the following composite benchmarks: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, 3-Year U.S. Treasury Index, Russell 2000 Index, and the MSCI EAFE Index.

Core Equity Fund

The Institutional Vanguard Index Fund seeks to replicate the total return of the S&P 500 by investing in stocks that make up the index. The S&P 500 Index consists mainly of large companies and represents approximately 75% of the U.S. stock market value.

CVS Caremark Common Stock Fund

CVS Caremark Common Stock Fund seeks long-term growth and dividend income by purchasing shares of CVS Caremark common stock.

DFA/Vaughan Nelson/LA Capital Small Cap Value II Separate Account

The investment seeks long-term growth of capital. The fund normally invests at least 80% of its net assets in equity securities of U.S. companies with small market capitalizations (those with market capitalizations similar to companies in the Russell 2000 Value Index) or in securities with market capitalizations of $3.5 billion or less at time of purchase. It invests in value equity securities, a strategy that emphasizes buying securities that appear to be undervalued. The fund also invests in real estate investment trusts.

Diversified Bond Fund

The PIMCO Total Return Institutional Class Fund is a core bond fund that seeks to outperform the Barclays Capital Aggregate Bond Index. Investments may include government and corporate debt securities, mortgage and other asset-backed securities, money market instruments, and derivatives.

Dodge & Cox Fund

The investment seeks long-term growth of principal and income. The fund invests primarily in a diversified portfolio of common stocks. It will normally invest at least 80% of its total assets in common stocks, including depositary receipts evidencing ownership of common stocks. The fund may also purchase other securities, such as preferred stocks and debt securities which are convertible into common stock.

Fidelity Diversified International Fund

The investment seeks capital growth. The fund normally invests primarily in non-U.S. securities (common stocks). The fund allocates investments across different countries and regions. It uses fundamental analysis of factors such as each issuer's financial condition and industry position, as well as market and economic conditions to select investments.

Global Equity Fund

The American Funds-New Perspective Fund seeks long-term growth of capital by investing in a variety of foreign and domestic companies. The fund tries to outperform the MSCI World Index, which measures the performance of U.S. and international stock markets.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2012 and 2011

Growth and Income Fund

This fund is managed by J&W Seligman, Mellon Capital Management and Barrow, Hanley, Mewhinney & Strauss. This blended fund seeks long-term growth of capital and dividend income through participation in the stock market. This fund invests primarily in the common stock of U.S.-based, well-established, medium- to large-sized companies. This blended fund is benchmarked by the Russell 1000 Value Index (“RVI”).

Inflation-Protected Fund

The Vanguard Inflation-Protected Securities Fund Admiral Shares seeks to provide modest income and protection from inflation. This fund invests primarily in high-quality inflation-indexed bonds issued by the U.S. government and corporations.

International Equity Fund

The Templeton Foreign Equity Series-Primary Shares Fund seeks long-term growth of capital through participation in stock markets outside the United States. The fund invests mainly in the common stock of companies based in more developed countries, but may also include investments in developing countries. It is benchmarked by the MSCI EAFE Index.

International Equity Index Fund

The Vanguard Developed Markets Index Fund seeks to replicate the total return of the MSCI EAFE Index by investing in the institutional shares of two other Vanguard funds — the Vanguard European Stock Index Fund and Vanguard Pacific Stock Index Fund. These indexes include common stock of approximately 1,140 companies located in Europe, Australia, Asia and the Far East.

Large Cap Growth Fund

This fund seeks long-term growth of capital through participation in the stock market. Investment advisory services are provided by Columbus Circle. The fund invests primarily in the common stock of established large companies that are based in the United States and that represent industries expected to out-perform the stock market as a whole. This fund is benchmarked by the Russell 1000 Growth Index and the S&P 500.

Mid Cap Index Fund

The Vanguard Mid Cap Index Fund seeks to replicate the total return of the MSCI US Mid Cap 450 Index by investing in the stocks that make up the index. The MSCI US Mid Cap 450 Index consists of medium-size U.S. companies.

Moderate Lifestyle Fund

The fund invests in other Future Fund investment options as follows: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, U.S. Bond Index Fund, and Stable Value Fund. The composite benchmark has been determined as follows: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, MSCI EAFE Index, Russell 2000 Index, and the 3-Year U.S. Treasury Index.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2012 and 2011

Oakmark Equity & Income Fund

The investment seeks income and preservation and growth of capital. The fund invests primarily in a diversified portfolio of U.S. equity and debt securities (although the fund may invest up to 35% of its total assets in equity and debt securities of non-U.S. issuers). It is intended to present a balanced investment program between growth and income by investing approximately 40-75% of its total assets in common stock, including securities convertible into common stock, and up to 60% of its assets in U.S. government securities and debt securities, including inflation-indexed securities, rated at time of purchase within the two highest grades.

PIMCO Total Return Admin Fund

The investment seeks maximum total return, consistent with preservation of capital and prudent investment management. The fund normally invests at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. It invests primarily in investment-grade debt securities, but may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody's, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality.

Principal Global Investors Large Cap S&P 500 Index Separate Account

The investment normally invests the majority of assets in common stocks of companies that compose the S&P 500 Index. Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P 500 Index. Over the long-term, management seeks a very close correlation between the performance of this fund before expenses and that of the S&P 500 Index.

Principal Global Investors Mid Cap S&P 400 Index Separate Account

The investment normally invests the majority of assets in common stocks that compose the S&P 400 Index. Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P Mid Cap 400 Index. Over the long-term, management seeks a very close correlation between the performance of the Separate Account before expenses with that of the Mid Cap 400 Index.

Principal Global Investors Small Cap S&P 600 Index Separate Account

The investment seeks long-term growth of capital and normally invests in common stocks of companies that compose the S&P Small Cap 600 Index. Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P 600 Index. Over the long-term, management seeks a very close correlation between the performance of the Separate Account before expenses and that of the S&P 600 Index.

Principal LifeTime Strategic Income Separate Account

The investment seeks current income, and as a secondary objective, capital appreciation. The fund invests in underlying Principal Institutional Class Funds, domestic and foreign equity, real asset and alternative investments, and fixed-income funds according to an asset allocation strategy. Its asset allocation is designed for investors who are approximately 15 years beyond the normal retirement age of 65.

Principal LifeTime 2010 Separate Account

The investment seeks a total return consisting of long-term growth of capital and current income. The fund operates as a “target date fund”. It invests in underlying Principal Institutional Class Funds, domestic and foreign equity, real asset and alternative investments, and fixed-income funds according to an asset allocation strategy designed for investors having a retirement investment goal close to the year in the fund's name.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2012 and 2011

Principal LifeTime 2020 Separate Account

The investment seeks a total return consisting of long-term growth of capital and current income. The fund operates as a “target date fund”. It invests in underlying Principal Institutional Class Funds, domestic and foreign equity, real asset and alternative investments, and fixed-income funds according to an asset allocation strategy designed for investors having a retirement investment goal close to the year in the fund's name. Within 10 to 15 years after its target year, the fund's underlying fund allocation is expected to match that of the Principal LifeTime Strategic Income Separate Account.

Principal LifeTime 2030 Separate Account

The investment seeks a total return consisting of long-term growth of capital and current income. The fund operates as a “target date fund”. It invests in underlying Principal Institutional Class Funds, domestic and foreign equity, real asset and alternative investments, and fixed-income funds according to an asset allocation strategy designed for investors having a retirement investment goal close to the year in the fund's name. Within 10 to 15 years after its target year, the fund's underlying fund allocation is expected to match that of the Principal LifeTime Strategic Income Separate Account.

Principal LifeTime 2040 Separate Account

The investment seeks a total return consisting of long-term growth of capital and current income. The fund operates as a “target date fund”. It invests in underlying Principal Institutional Class Funds, domestic and foreign equity, real asset and alternative investments, and fixed-income funds according to an asset allocation strategy designed for investors having a retirement investment goal close to the year in the fund's name. Within 10 to 15 years after its target year, the fund's underlying fund allocation is expected to match that of the Principal LifeTime Strategic Income Separate Account.

Principal LifeTime 2050 Separate Account

The investment seeks a total return consisting of long-term growth of capital and current income. The fund operates as a “target date fund”. It invests in underlying Principal Institutional Class Funds, domestic and foreign equity, real asset and alternative investments, and fixed-income funds according to an asset allocation strategy designed for investors having a retirement investment goal close to the year in the fund's name. Within 10 to 15 years after its target year, the fund's underlying fund allocation is expected to match that of the Principal LifeTime Strategic Income Separate Account.

Principal Stable Value Fund

The objective of the fund is to provide a diversified group of investments offering competitive levels of yield consistent with stable fixed-income methodology and assumption of investment risk for preservation of capital, stability and predictability of returns, liquidity to pay Plan benefits and high credit quality. The fund seeks to achieve this objective by investing in conventional, synthetic and separate account investments contracts issued by life insurance companies, banks and other financial institutions.

Withdrawals from the fund for benefit payments and participant transfers to noncompeting options to be paid to Plan participants shall be made within 30 days after written notification has been received and are considered to be made immediately subject to the fund trustee's approval. All other withdrawals are made one year after notification is received from the participating plan. The fund trustee reserves the right to grant a withdrawal earlier than that if there are sufficient cash assets to satisfy the withdrawal and it is not determined to be the best interest of the fund.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2012 and 2011

Small Cap Growth Fund

The Vanguard® ExplorerTM Fund AdmiralTM Shares seeks long-term growth of capital and dividend income through participation in the stock market. The fund invests primarily in stocks of relatively small companies, making it a high-risk investment with potential for large rewards. This fund is benchmarked by the Russell 2500 Growth Index.

Small Cap Index Fund

The Vanguard Small Cap Index Fund seeks to replicate the total return of the MSCI US Small Cap 1750 Index by investing in the stocks that make up the index. The MSCI US Small Cap 1750 Index consists of smaller U.S. companies.

Small Cap Value Fund

This fund is managed by Dimensional Fund Advisors and Lord, Abbett & Co. This blended fund seeks long-term growth by investing primarily in stocks of small to medium-sized companies.

Stable Value Fund

This fund is managed by Galliard Capital Management and seeks to preserve capital while generating a steady rate of return higher than money market funds provide. The fund’s investments consist of cash, highly rated insurance company contracts (guaranteed investment contracts (“GICs”)), other bond investments, and a commingled fund managed by Galliard Capital Management that is further diversified by manager and security type.

U.S. Bond Index Fund

The Vanguard Total Bond Market Index Fund Institutional Shares seeks to replicate the total return of Barclays Capital U.S. Aggregate Float Adjusted Index by investing in bonds that make up that index.

Note 2 - Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The net assets available for 401(k) Plan and ESOP benefits, on an accrual basis, according to the accounts of employees with rights to allocated stock are reflected in the Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011.

(b)                     Recently Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (“ASU 2011-04”). ASU 2011-04 amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, (“ASC 820”) to converge the fair value measurement guidance in U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2012 and 2011

(c)                      Investment Valuation

The value of the investments held at December 31, 2012 and 2011 is based on their fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. CVS Caremark common stock and common stock owned directly in the Small Cap Value Fund, Growth and Income Fund, and the Large Cap Growth Fund, separately managed funds, are valued based upon quoted market prices.

The fair value of most of the Plan’s common collective trust funds represents the net asset value of the underlying investments.

The Plan invests in fully benefit-responsive GICs and certain fully benefit-responsive Common Collective Trusts (“CCTs”). These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(d)                      Benefits Paid

Distribution of benefits are recorded when paid.

(e)                        Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(f)                      Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting.

(g)                     Purchase and Sale of Securities

Purchases and sales of securities are made on a trade-date basis.

(h)                      Investment Income

Dividend and interest income is recorded when earned.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2012 and 2011

Note 3 - Fair Value Measurements

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of the input that is significant to the measurement of fair value. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy consist of the following:

•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•
Level 2 — Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•
Level 3 — Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

CCT funds: Valued at the net asset value (“NAV”) as permitted by practical expedient and reported by the respective funds at each valuation date. The use of NAV is deemed appropriate as these types of investments do not have finite lives or significant restrictions on redemptions.

GICs: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations, and adjusting for the credit-worthiness of the issuer, if necessary. The discount rates range from 0.05% to 5.56% and from 0.42% to 5.66% as of December 31, 2012 and 2011, respectively.

Pooled separate accounts: Valued at the NAV of shares held by the plan at year end. The use of NAV is deemed appropriate as these types of investments do not have finite lives or significant restrictions on redemptions.

Mutual funds: Valued at the NAV of shares held by the plan at year end which are reported on an active market.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The market value of CVS Caremark Common Stock was $48.35 and $40.78 per share at December 31, 2012 and 2011, respectively.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2012 and 2011

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

		Investments at estimated fair value at December 31, 2012
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$6,147	$—	$—	$6,147
Common collective trust funds	—	1,065,954,378	—	1,065,954,378
Guaranteed investment contracts	—	—	170,146,150	170,146,150
Pooled separate accounts	0	299,274,485		299,274,485
Mutual funds:				0
Small cap equity	304,978,480	—	—	304,978,480
Mid cap equity	198,388,968	—	—	198,388,968
Large cap equity	782,464,094	—	—	782,464,094
International	901,455,269	—	—	901,455,269
Bond	867,223,324	—	—	867,223,324
Total mutual funds	3,054,510,135	—	—	3,054,510,135
Common stock:
Small cap equity	87,565,436	—	—	87,565,436
Large cap equity	652,812,519	—	—	652,812,519
CVS Caremark Common Stock Fund	697,733,723	—	—	697,733,723
Total common stock	1,438,111,678	—	—	1,438,111,678
Total investments	$4,492,627,960	$1,365,228,863	$170,146,150	$6,028,002,973

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2012 and 2011

		Investments at estimated fair value at December 31, 2011
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$6,975	$—	$—	$6,975
Common collective trust funds	—	913,306,344	—	913,306,344
Guaranteed investment contracts	—	—	242,024,341	242,024,341
Mutual funds:				0
Small cap equity	255,457,943	—	—	255,457,943
Mid cap equity	145,217,333	—	—	145,217,333
Large cap equity	587,992,559	—	—	587,992,559
International	684,264,867	—	—	684,264,867
Bond	593,024,769	—	—	593,024,769
Total mutual funds	2,265,957,471	—	—	2,265,957,471
Common stock:
Small Cap Equity	79,862,993	—	—	79,862,993
Large Cap Equity	577,101,913	—	—	577,101,913
CVS Caremark Common Stock Fund	625,577,434	—	—	625,577,434
Total common stock	1,282,542,340	—	—	1,282,542,340
Total investments	$3,548,506,786	$913,306,344	$242,024,341	$4,703,837,471

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2012 and 2011.

	Level 3 Assets — GICs Year Ended December 31,
	2012	2011
Balance, beginning of year	$242,024,341	$308,871,889
Unrealized losses relating to instruments still held at the reporting date	(20,722,111)	(39,046,209)
Purchases	45,782,204	50,851,975
Sales	(96,938,284)	(78,653,314)
Balance, end of year	$170,146,150	$242,024,341

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2012 and 2011

Note 4 - Notes Receivable from Participants

Participants may obtain bona fide loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a primary residence loan. Primary residence loans initiated under the former CareSave plan, which transferred into the Plan as of December 31, 2012, were permitted to have a maximum loan repayment period of up to ten years. Participants may have two loans outstanding at any time. Interest on loans is equal to the Prime Rate as of the prior month end plus 1%.

Note 5 - Investment Policy

At December 31, 2012 and 2011, most of the Plan’s 401(k) related assets were allocated among the investment options discussed in Note 1(i) based on employees’ elections. The investment options are recommended by an independent investment consultant and approved by the Benefit Plans Investment Subcommittee. Employee contributions that are waiting to be processed are temporarily invested in a common collective trust fund. This common collective trust fund is also used to account for and administer notes receivable from participants. The note repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

During 2012 and 2011, the Plan’s investments, including investments purchased, sold, as well as held during the year appreciated (depreciated) in fair value as follows:

Asset Category	2012	2011
Common collective trust funds	$10,405,449	$9,602,151
Mutual funds	285,447,670	(111,943,237)
Common stock	206,574,506	84,547,678
	$502,427,625	$(17,793,408)

Note 6 - Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

Note 7 - Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 17, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended and restated. The plan sponsor has submitted a request for a new determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2012 and 2011

Accounting principles generally accepted in the U.S. require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note 8 - Transactions with Parties-In-Interest

As of December 31, 2012, certain Plan investments are investment funds managed by The Bank of New York Mellon and The Principal Trust Company. The Bank of New York Mellon and The Principal Trust Company are the Trustees as of December 31, 2012, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2011, certain Plan investments are investment funds managed by The Bank of New York Mellon. The Bank of New York Mellon was the Trustee as of December 31, 2011, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$6,176,126,666	$4,829,286,386
Adjustment from fair value to contract value for fully benefit responsive
investment contracts	15,587,294	17,196,233
Net assets available for benefits per the Form 5500	$6,191,713,960	$4,846,482,619

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2012:

2012
Total additions per the financial statements	$1,068,203,241
Add: Adjustment from fair value to contract value for fully benefit responsive investment contracts
as of December 31, 2012	15,587,294
Less: Adjustment from fair value to contract value for fully benefit responsive investment contracts
as of December 31, 2011	(17,196,233)
Total income per the Form 5500	$1,066,594,302

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)
Years Ended December 31, 2012 and 2011

Note 10 - Investments

The following table presents investments of the Plan at fair value that represent 5% or more of the total fair value of the Plan’s assets.

	2012	2011
CVS Caremark Corporation Common Stock	$699,218,067	$627,078,138
Vanguard Institutional Index Fund	696,529,081	587,992,560
EB Temporary Investment Fund II	538,850,429	504,005,372
PIMCO Total Return Institutional Class Fund	383,849,489	333,854,687
Vanguard Developed Markets Index Fund Institutional Shares	367,571,884	271,010,562
Vanguard Total Bond Market Index Fund	359,657,646	—
Templeton Foreign Equity Series-Primary Shares Fund	—	250,145,175

Note 11 - Guaranteed Investment Contracts

The Plan invests in fully benefit-responsive GICs. The issuer maintains the contributions in a general account. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting interest rate is fixed at the time the contract is entered into with the issuer and does not reset. For the year ended December 31, 2012 and 2011, the average yield of the GIC based upon underlying earnings and credited to participant accounts was 1.3% and 2.0%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the GIC issuers. Such events may include (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. Contract termination also may occur by either party upon election and notice. As GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

SUPPLEMENTAL SCHEDULES

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN: 05-0494040

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions
December 31, 2012

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here If Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
		$2,570	(1)

(1) Represents delinquent participant contributions from various 2012 pay periods.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2012

Fund	Par value /number of shares		Identity of issue	Description	Current Value**

International Equity Fund	14,772,086		Templeton Foreign Equity Series-Primary Shares Fund	Mutual Fund	$289,532,892

Core Equity Fund	5,336,161		Vanguard Institutional Index Fund	Mutual Fund	696,529,081

Small Cap Growth Fund	2,005,692		Vanguard Explorer Fund	Mutual Fund	148,240,658

Small Cap Index Fund	1,782,481		Vanguard Small Cap Index Fund	Mutual Fund	69,088,962

Mid Cap Index Fund	1,786,001		Vanguard Mid Cap Index Fund	Mutual Fund	198,388,968

International Equity Index Fund	3,649,443		Vanguard Developed Markets Index Fund Institutional Shares	Mutual Fund	367,571,884

U.S. Bond Index Fund	32,430,806		Vanguard Total Bond Market Index Fund	Mutual Fund	359,657,646

Inflation-Protected Bond Fund	4,889,536		Vanguard Inflation-Protected Securities Admiral Fund	Mutual Fund	56,816,404

Diversified Bond Fund	34,150,310		PIMCO Total Return Institutional Class Fund	Mutual Fund	383,849,489

Global Equity Fund	6,208,335		American Funds-New Perspective Fund	Mutual Fund	193,824,205

CVS Caremark Common Stock Fund	14,397,375	*	CVS Caremark Common Stock	CVS Caremark Corporation Common Stock	697,733,722
	7,401,370	*	EB Temporary Investment Fund II	Common Collective Trust Fund	7,401,370
			CVS Caremark Common Stock Fund Subtotal		705,135,092

	53,711,758	*	EB Temporary Investment Fund II	Common Collective Trust Fund	53,711,758

	5,076,178	*	Principal Stable Value Fund	Common Collective Trust Fund	99,759,975

	252,087	*	Principal LifeTime Strategic Income Fund	Pooled Separate Accounts	4,429,438

	822,284	*	Principal LifeTime 2010 Separate Account	Pooled Separate Accounts	14,934,515

	1,426,064	*	Principal LifeTime 2020 Separate Account	Pooled Separate Accounts	26,943,264

	1,617,315	*	Principal LifeTime 2030 Separate Account	Pooled Separate Accounts	30,050,144

	1,555,367	*	Principal LifeTime 2040 Separate Account	Pooled Separate Accounts	28,849,130

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2012

Fund	Par value /number of shares		Identity of issue	Description	Current Value**

	586,473	*	Principal LifeTime 2050 Separate Account	Pooled Separate Accounts	$10,451,464

	1,814,572	*	Columbus Circle Investors Large Cap Growth Separate Account	Pooled Separate Accounts	51,636,148

	1,023,305	*	Principal Global Investors Large Cap S&P 500 Index Separate Account	Pooled Separate Accounts	66,336,086

	1,167,250	*	DFA/Vaughan Nelson/LA Capital Small Cap Value II Separate Account	Pooled Separate Accounts	18,678,484

	716,232	*	Principal Global Investors MidCap S&P 400 Index Separate Account	Pooled Separate Accounts	21,028,665

	889,661	*	Principal Global Investors SmallCap S&P 600 Index Separate Account	Pooled Separate Accounts	25,937,146

	5,951,938		PIMCO Total Return Administrative Fund	Mutual Fund	66,899,785

	1,014,073		Oakmark Equity & Income I Fund	Mutual Fund	28,901,083

	467,870		Dodge & Cox Stock Fund	Mutual Fund	57,033,931

	1,687,585		Fidelity Diversified International Fund	Mutual Fund	50,526,289

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)
December 31, 2012

Fund	Par value /number of shares	Identity of issue	Description	Current Value**

Stable Value Fund			Separately Managed Fund

		Genworth Life and Insurance Co.
	12,706,943	5.56%, due 6/28/2013	Guaranteed Investment Contract (“GIC”)	$12,706,943
		Hartford Life Insurance Co.
	1,911,031	5.41%, due 10/31/2013	GIC	1,911,031
		ING Life Insurance Co.
	10,304,253	1.84%, due 5/12/2014	GIC	10,304,253
	1,880,651	4.89%, due 8/30/2013	GIC	1,880,651
	6,091,771	1.25%, due 10/11/2013	GIC	6,091,771
	1,897,163	5.11%, due 9/30/2013	GIC	1,897,163
		Jackson National Life Insurance Co.
	12,656,392	5.41%, due 6/28/2013	GIC	12,656,392
		Metropolitan Life Ins. Co.
	10,201,687	1.31%, due 6/20/2014	GIC	10,201,687
	10,166,433	1.33%, due 10/3/2014	GIC	10,166,433
		New York Life Ins. Co.
	1,847,380	3.35%, due 7/31/2013	GIC	1,847,380
	9,045,917	0.7%, due 9/30/2014	GIC	9,045,917
	7,041,886	0.6%, due 1/3/2014	GIC	7,041,886
		Pacific Life Ins. Co.
	12,594,246	5.44%, due 6/28/2013	GIC	12,594,246
		Principal Life Ins. Co.
	10,151,385	1.34%, due 9/30/2014	GIC	10,151,385
	5,062,329	1.25%, due 10/1/2014	GIC	5,062,329
	5,041,207	1.14%, due 12/14/2014	GIC	5,041,207
		Protective Life Insurance Co.
	3,126,409	4.85%, due 3/28/2013	GIC	3,126,409
	1,846,155	4.55%, due 7/31/2013	GIC	1,846,155
	9,014,809	1.10%, due 5/8/2015		9,014,809

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)
December 31, 2012

Fund	Par value /number of shares		Identity of issue	Description	Current Value**

Stable Value Fund				Separately Managed Fund

			Prudential Insurance Company of America
	9,526,848		5.34%, due 4/30/2013	GIC	$9,526,848
			Transamerica Life Insurance and Annuity
	6,201,826		4.60%, due 2/28/2013	GIC	6,201,826
			United of Omaha Life Insurance Co.
	10,093,688		1.00%, due 12/15/2013	GIC	10,093,688
	10,209,369		1.35%, due 3/30/2014	GIC	10,209,369

	159,273,758		Wells Fargo Stable Value Fund D	Common Collective Trust Fund	167,715,267
	158,220,566		Putnam Stable Value Fund	Common Collective Trust Fund	161,543,198
	462,043,984	*	EB Temporary Investment Fund II	Common Collective Trust Fund	462,043,984

			Stable Value Fund Subtotal		$959,922,227

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)
December 31, 2012

Fund	Par value /number of shares	Identity of issue	Description	Current Value**

Small Cap Value Fund		Lord Abbett and Dimensional Fund Advisor Small Cap Value Fund	Separately Managed Fund

	6,900	ALEXANDRIA REAL ESTATE EQUITIE	Common Stock	$478,308
	49,600	ALTERRA CAPITAL HOLDINGS LTD	Common Stock	1,398,224
	3,400	ANALOGIC CORP	Common Stock	252,620
	14,400	ANIXTER INTERNATIONAL INC	Common Stock	921,312
	16,400	APPLIED INDUSTRIAL TECHNOLOGIE	Common Stock	688,964
	11,100	APTARGROUP INC	Common Stock	529,692
	38,600	ASCENA RETAIL GROUP INC	Common Stock	713,714
	5,200	ATLAS AIR WORLDWIDE HOLDINGS I	Common Stock	230,412
	37,700	AVIS BUDGET GROUP INC	Common Stock	747,214
	64,800	BBCN BANCORP INC	Common Stock	749,736
	19,900	BEACON ROOFING SUPPLY INC	Common Stock	662,272
	4,500	BLOUNT INTERNATIONAL INC	Common Stock	71,190
	61,100	BOSTON PRIVATE FINANCIAL HOLDING	Common Stock	550,511
	63,900	BRANDYWINE REALTY TRUST	Common Stock	778,941
	11,700	BRISTOW GROUP INC	Common Stock	627,822
	31,700	C&J ENERGY SERVICES INC	Common Stock	679,648
	49,900	CABOT CORP	Common Stock	1,985,521
	1,100	CASEY'S GENERAL STORES INC	Common Stock	58,410
	8,700	CENTENE CORP	Common Stock	356,700
	21,600	CHEESECAKE FACTORY INC/THE	Common Stock	706,752
	23,200	CHICAGO BRIDGE & IRON CO NV	Common Stock	1,075,320
	13,200	CHILDRENS PLACE RETAIL STORES	Common Stock	584,628
	32,600	CINEMARK HOLDINGS INC	Common Stock	846,948
	18,100	CITY NATIONAL CORP/CA	Common Stock	896,312
	15,800	COGNEX CORP	Common Stock	581,756
	17,200	COHERENT INC	Common Stock	870,664
	40,900	COLUMBIA BANKING SYSTEM INC	Common Stock	733,746
	23,500	COMMUNITY HEALTH SYSTEMS INC	Common Stock	722,390
	9,400	COMPASS MINERALS INTERNATIONAL	Common Stock	702,274
	42,800	CROCS INC	Common Stock	615,892
	75,700	CVB FINANCIAL CORP	Common Stock	787,280
	16,700	DOLE FOOD CO INC	Common Stock	191,549

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)
December 31, 2012

Fund	Par value /number of shares	Identity of issue	Description	Current Value**

Small Cap Value Fund		Lord Abbett and Dimensional Fund Advisor Small Cap Value Fund	Separately Managed Fund

	16,700	DOLE FOOD CO INC	Common Stock	$191,549
	8,900	DSW INC	Common Stock	584,641
	49,300	DUKE REALTY CORP	Common Stock	683,791
	34,100	EMCOR GROUP INC	Common Stock	1,180,201
	32,200	EMERITUS CORP	Common Stock	795,984
	21,100	EPR PPTYS COM SH BEN INT	Common Stock	972,921
	51,100	EVERBANK FINANCIAL CORP	Common Stock	761,901
	29,200	EXLSERVICE HOLDINGS INC	Common Stock	773,800
	42,900	FIRST FINANCIAL BANCORP	Common Stock	627,198
	23,200	FLEETCOR TECHNOLOGIES INC	Common Stock	1,244,680
	25,700	FORUM ENERGY TECHNOLOGIES INC	Common Stock	636,075
	21,100	GATX CORP	Common Stock	913,630
	10,100	GENESCO INC	Common Stock	555,500
	8,500	GENESEE & WYOMING INC	Common Stock	646,680
	9,200	GROUP 1 AUTOMOTIVE INC	Common Stock	570,308
	17,500	GULFMARK OFFSHORE INC	Common Stock	602,875
	19,700	HAEMONETICS CORP	Common Stock	804,548
	13,300	HANGER INC	Common Stock	363,888
	31,200	HEALTHSOUTH CORP	Common Stock	658,632
	81,800	HERCULES OFFSHORE INC	Common Stock	505,524
	24,500	HEXCEL CORP	Common Stock	660,520
	15,700	HITTITE MICROWAVE CORP	Common Stock	974,970
	15,700	HORNBECK OFFSHORE SERVICES INC	Common Stock	539,138
	15,800	HUB GROUP INC	Common Stock	530,880
	12,800	IDACORP INC	Common Stock	554,880
	39,400	II-VI INC	Common Stock	719,838
	16,000	INNOPHOS HOLDINGS INC	Common Stock	744,000
	11,900	IPC THE HOSPITALIST CO INC	Common Stock	472,549
	29,400	JACK HENRY & ASSOCIATES INC	Common Stock	1,154,244
	12,000	KENNAMETAL INC	Common Stock	480,000
	32,800	KENNEDY-WILSON HOLDINGS INC	Common Stock	458,544
	11,500	KIRBY CORP	Common Stock	711,735
	36,500	KNIGHT TRANSPORTATION INC	Common Stock	533,995
	25,700	KOPPERS HOLDINGS INC	Common Stock	980,455
	15,300	LACLEDE GROUP INC/THE	Common Stock	590,733
	18,900	LITTELFUSE INC	Common Stock	1,166,319

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)
December 31, 2012

Fund	Par value /number of shares	Identity of issue	Description	Current Value**

Small Cap Value Fund		Lord Abbett and Dimensional Fund Advisor Small Cap Value Fund	Separately Managed Fund

	24,300	MACK-CALI REALTY CORP	Common Stock	$634,473
	21,300	MAXIMUS INC	Common Stock	1,346,586
	30,200	MEDICINES CO/THE	Common Stock	723,894
	13,300	MEDNAX INC	Common Stock	1,057,616
	17,900	MEN'S WEARHOUSE INC/THE	Common Stock	557,764
	10,800	MOOG INC	Common Stock	443,124
	102,400	NATIONAL PENN BANCSHARES INC	Common Stock	954,368
	19,200	NAVIGATORS GROUP INC/THE	Common Stock	980,544
	14,400	NEW JERSEY RESOURCES CORP	Common Stock	570,528
	30,500	OLIN CORP	Common Stock	658,495
	76,700	ORIENT EXPRESS HOTELS LTD CL A	Common Stock	896,623
	38,400	PACWEST BANCORP	Common Stock	951,552
	25,500	PAREXEL INTERNATIONAL CORP	Common Stock	754,545
	46,700	PEBBLEBROOK HOTEL TRUST	Common Stock	1,078,770
	41,000	PENSKE AUTOMOTIVE GROUP INC	Common Stock	1,233,690
	43,400	PEOPLE'S UNITED FINANCIAL INC	Common Stock	524,706
	10,000	REGAL-BELOIT CORP	Common Stock	704,700
	17,000	RELIANCE STEEL & ALUMINUM CO	Common Stock	1,055,700
	23,800	RENT-A-CENTER INC/TX	Common Stock	817,768
	12,400	ROGERS CORP	Common Stock	615,784
	26,200	RTI INTERNATIONAL METALS INC	Common Stock	722,072
	25,200	RYDER SYSTEM INC	Common Stock	1,258,236
	19,352	RYMAN HOSPITALITY PPTYS INC	Common Stock	744,281
	25,300	SANCHEZ ENERGY CORP	Common Stock	455,400
	12,100	SANDERSON FARMS INC	Common Stock	575,355
	20,800	SCANSOURCE INC	Common Stock	660,816
	39,900	SELECTIVE INSURANCE GROUP INC	Common Stock	768,873
	14,600	SIGNATURE BANK/NEW YORK NY	Common Stock	1,041,564
	18,000	SILGAN HOLDINGS INC	Common Stock	748,620
	13,000	SOUTH JERSEY INDUSTRIES INC	Common Stock	654,290

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)
December 31,2012

Fund	Par value /number of shares		Identity of issue	Description	Current Value**

Small Cap Value Fund			Lord Abbett and Dimensional Fund Advisor Small Cap Value Fund	Separately Managed Fund

	16,900		SPECTRUM BRANDS HOLDINGS INC	Common Stock	$759,317
	13,600		SPIRIT AEROSYSTEMS HOLDINGS INC	Common Stock	230,792
	14,200		STIFEL FINANCIAL CORP	Common Stock	453,974
	51,964		SUPERIOR ENERGY SERVICES INC	Common Stock	1,076,694
	80,300		SUSQUEHANNA BANCSHARES INC	Common Stock	841,544
	14,100		SVB FINANCIAL GROUP	Common Stock	789,177
	30,600		TAL INTERNATIONAL GROUP INC	Common Stock	1,113,228
	25,600		TEAM HEALTH HOLDINGS INC	Common Stock	736,512
	58,000		TERADYNE INC	Common Stock	979,620
	17,400		TETRA TECH INC	Common Stock	460,230
	15,800		TEXAS CAPITAL BANCSHARES INC	Common Stock	708,156
	43,600		TITAN INTERNATIONAL INC	Common Stock	946,992
	32,900		TRIMAS CORP	Common Stock	919,884
	15,500		TRUEBLUE INC	Common Stock	244,125
	23,300		URS CORP	Common Stock	914,758
	29,300		VALIDUS HOLDINGS LTD COM SHS	Common Stock	1,013,194
	33,900		VCA ANTECH INC	Common Stock	713,595
	24,700		VIEWPOINT FINANCIAL GROUP INC	Common Stock	517,218
	22,000		WASHINGTON FEDERAL INC	Common Stock	371,140
	24,500		WEINGARTEN REALTY INVESTORS	Common Stock	655,865
	23,000		WERNER ENTERPRISES INC	Common Stock	498,410
	12,500		WESCO INTERNATIONAL INC	Common Stock	842,875
	11,600		WEST PHARMACEUTICAL SERVICES I	Common Stock	635,100
	5,152,784		DFA US TARGETED VALUE I FUND	Mutual Fund	87,648,859
			Cash	Cash	1,054
		*	EB Temporary Investment Fund II	Common Collective Trust Fund	2,866,760

			Small Cap Value Fund Subtotal		$178,082,109

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)
December 31, 2012

Fund	Par value /number of shares	Identity of issue	Description	Current Value**

Growth & Income Fund		J&W Seligman, Mellon Capital Management Growth & Income Fund, and Barrow, Hanley, Mewhinney & Strauss	Separately Managed Fund

	612,000	AES CORP/THE	Common Stock	$6,548,400
	183,000	ALTRIA GROUP INC	Common Stock	7,254,878
	26,900	AMERICAN EXPRESS CO	Common Stock	1,546,212
	16,900	AMERIPRISE FINANCIAL INC	Common Stock	1,058,447
	88,500	ANADARKO PETROLEUM CORP	Common Stock	6,576,435
	42,600	AT&T INC	Common Stock	1,436,046
	615,000	BANK OF AMERICA CORP	Common Stock	8,992,320
	75,500	BAXTER INTERNATIONAL INC	Common Stock	6,412,692
	38,500	BP PLC	Common Stock	1,603,140
	196,000	BRISTOL-MYERS SQUIBB CO	Common Stock	6,387,640
	48,100	CA INC	Common Stock	1,057,238
	59,300	CAPITAL ONE FINANCIAL CORP	Common Stock	3,435,249
	26,600	CARDINAL HEALTH INC	Common Stock	1,095,388
	43,100	CARNIVAL CORP	Common Stock	1,584,787
	46,400	CENTERPOINT ENERGY INC	Common Stock	893,200
	43,500	CHEVRON CORP	Common Stock	6,228,864
	9,900	CHUBB CORP	Common Stock	745,668
	27,100	CIGNA CORPORATION COM	Common Stock	1,448,766
	207,000	CITIGROUP INC	Common Stock	9,824,726
	82,500	CONOCOPHILLIPS	Common Stock	6,506,478
	59,500	COSTCO WHOLESALE CORP	Common Stock	5,876,815
	284,000	CSX CORP	Common Stock	5,603,320
	30,700	CVS CAREMARK CORP	Common Stock	1,484,345
	32,300	DISCOVER FINANCIAL SERVICES	Common Stock	1,245,165
	26,700	EATON CORP PLC	Common Stock	1,447,140
	110,000	EI DU PONT DE NEMOURS & CO	Common Stock	4,946,700
	24,400	EMERSON ELECTRIC CO	Common Stock	1,292,224
	89,200	FIFTH THIRD BANCORP	Common Stock	1,354,948
	90,000	FREEPORT-MCMORAN COPPER & GOLD	Common Stock	3,078,000
	220,000	GAP INC/THE	Common Stock	6,828,800
	67,000	GENERAL DYNAMICS CORP	Common Stock	4,641,090
	65,200	GENERAL ELECTRIC CO	Common Stock	1,368,548
	36,300	HANESBRANDS INC	Common Stock	1,300,266
	23,400	HASBRO INC	Common Stock	840,060
	106,000	HONEYWELL INTERNATIONAL INC	Common Stock	8,136,854

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)
December 31, 2012

Fund	Par value /number of shares	Identity of issue	Description	Current Value**

Growth & Income Fund		J&W Seligman, Mellon Capital Management Growth & Income Fund, and Barrow, Hanley, Mewhinney & Strauss	Separately Managed Fund

	98,000	HUMANA INC	Common Stock	6,725,740
	27,400	ILLINOIS TOOL WORKS INC	Common Stock	1,666,194
	12,900	IMPERIAL TOBACCO GROUP PLC	Common Stock	999,621
	7,100	INTERNATIONAL BUSINESS MACHINE	Common Stock	1,360,005
	91,800	INTERNATIONAL GAME TECHNOLOGY	Common Stock	1,300,806
	7,050	ITT CORP	Common Stock	165,393
	29,800	JOHNSON & JOHNSON	Common Stock	2,088,980
	132,000	JPMORGAN CHASE & CO	Common Stock	8,055,304
	141,000	JUNIPER NETWORKS INC	Common Stock	2,773,470
	3,050	LORILLARD INC	Common Stock	355,844
	174,000	LOWE'S COS INC	Common Stock	6,180,480
	114,000	MARATHON OIL CORP	Common Stock	5,166,210
	59,000	MARATHON PETROLEUM CORP	Common Stock	3,717,000
	79,000	MASCO CORP	Common Stock	1,316,140
	41,700	MEDTRONIC INC	Common Stock	1,710,534
	109,800	METLIFE INC	Common Stock	3,616,812
	46,200	MICROCHIP TECHNOLOGY INC	Common Stock	1,505,658
	44,900	MICROSOFT CORP	Common Stock	1,200,177
	46,000	MOLEX INC	Common Stock	1,257,180
	172,500	MORGAN STANLEY	Common Stock	3,298,200
	114,400	NEW YORK COMMUNITY BANCORP INC	Common Stock	1,498,640
	110,000	NORDSTROM INC	Common Stock	5,885,000
	16,400	OCCIDENTAL PETROLEUM CORP	Common Stock	1,256,404
	37,500	OMNICARE INC	Common Stock	1,353,750
	12,800	ONEOK INC	Common Stock	547,200
	42,514	PENTAIR LTD	Common Stock	2,089,563
	127,100	PEOPLE'S UNITED FINANCIAL INC	Common Stock	1,536,639
	69,922	PFIZER INC	Common Stock	1,753,644
	81,000	PHILIP MORRIS INTERNATIONAL IN	Common Stock	8,205,084
	16,750	PHILLIPS 66	Common Stock	889,425
	12,600	PINNACLE WEST CAPITAL CORP	Common Stock	642,348
	20,800	PNC FINANCIAL SERVICES GROUP I	Common Stock	1,212,848

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)
December 31, 2012

Fund	Par value /number of shares	Identity of issue	Description	Current Value**

Growth & Income Fund		J&W Seligman, Mellon Capital Management Growth & Income Fund, and Barrow, Hanley, Mewhinney & Strauss	Separately Managed Fund

	36,000	PRAXAIR INC	Common Stock	$3,940,200
	91,000	PRUDENTIAL FINANCIAL INC	Common Stock	4,853,030
	24,000	RAYTHEON CO	Common Stock	1,381,440
	26,300	RENT-A-CENTER INC/TX	Common Stock	903,668
	8,015	REYNOLDS AMERICAN INC	Common Stock	332,061
	36,200	ROCKWOOD HOLDINGS INC	Common Stock	1,790,452
	45,100	ROYAL CARIBBEAN CRUISES LTD	Common Stock	1,533,400
	15,400	SANOFI	Common Stock	729,652
	33,300	SEADRILL LTD	Common Stock	1,225,440
	145,500	SLM CORP	Common Stock	2,492,415
	23,000	SPX CORP	Common Stock	1,613,450
	35,700	STANLEY BLACK & DECKER INC	Common Stock	2,640,729
	16,500	STATE STREET CORP	Common Stock	775,665
	20,600	TARGET CORP	Common Stock	1,218,902
	12,600	TEVA PHARMACEUTICAL INDUSTRIES	Common Stock	470,484
	41,200	TEXAS INSTRUMENTS INC	Common Stock	1,274,728
	17,800	TRAVELERS COS INC/THE	Common Stock	1,278,396
	55,200	TYCO INTERNATIONAL LTD SHS	Common Stock	1,614,600
	367,000	TYSON FOODS INC	Common Stock	7,119,800
	63,500	UNION PACIFIC CORP	Common Stock	7,983,220
	64,000	UNITED TECHNOLOGIES CORP	Common Stock	5,248,640
	33,400	UNITEDHEALTH GROUP INC	Common Stock	1,811,616
	335,000	UNUM GROUP	Common Stock	6,974,700
	213,000	US BANCORP	Common Stock	6,803,220
	183,000	VALERO ENERGY CORP	Common Stock	6,243,960
	15,100	VERIZON COMMUNICATIONS INC	Common Stock	653,377
	17,600	VODAFONE GROUP PLC	Common Stock	443,344

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)
December 31, 2012

Fund	Par value /number of shares		Identity of issue	Description	Current Value**

Growth & Income Fund			J&W Seligman, Mellon Capital Management Growth & Income Fund, and Barrow, Hanley, Mewhinney & Strauss	Separately Managed Fund

	36,000		WALGREEN CO	Common Stock	$1,332,360
	23,600		WELLPOINT INC	Common Stock	1,437,712
	206,000		WELLS FARGO & CO	Common Stock	8,739,826
	204,000		WILLIAMS COS INC/THE	Common Stock	6,678,960
	30,200		WILLIS GROUP HOLDINGS PUBLIC	Common Stock	1,012,606
	44,800		XL GROUP PLC	Common Stock	1,122,688
	14,200		XYLEM INC/NY	Common Stock	384,820
			Cash	Cash	5,093
	640,224		Mellon Capital Management Large Cap Value Stock Fund	Common Collective Trust Fund	98,085,510
	1,299,278	*	EB Temporary Investment Fund II	Common Collective Trust Fund	1,299,278

			Growth & Income Fund Subtotal		$404,860,584

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)
December 31, 2012

Fund	Par value /number of shares		Identity of issue	Description	Current Value**

Large Cap Growth Fund			Columbus Circle Core Equity Fund	Separately Managed Fund

	11,527,279	*	EB Temporary Investment Fund II	Common Collective Trust Fund	$11,527,279
	107,917		ACCENTURE PLC	Common Stock	7,176,480
	43,939		ALEXION PHARMACEUTICALS INC	Common Stock	4,121,918
	37,774		APPLE INC	Common Stock	20,134,675
	213,200		AT&T INC	Common Stock	7,186,972
	111,057		AVAGO TECHNOLOGIES LTD	Common Stock	3,516,065
	43,868		BIOGEN IDEC INC	Common Stock	6,434,120
	83,559		CABOT OIL & GAS CORP	Common Stock	4,156,225
	31,200		CANADIAN PACIFIC RAILWAY LTD	Common Stock	3,170,544
	191,858		CAPITAL ONE FINANCIAL CORP	Common Stock	11,114,334
	44,169		CATERPILLAR INC	Common Stock	3,956,659
	275,022		COCA-COLA CO/THE	Common Stock	9,969,547
	139,800		COMCAST CORP	Common Stock	5,225,724
	38,233		CUMMINS INC	Common Stock	4,142,546
	47,287		DEERE & CO	Common Stock	4,086,543
	92,600		DELTA AIR LINES INC	Common Stock	1,099,162
	286,245		DISCOVER FINANCIAL SERVICES	Common Stock	11,034,745
	172,153		EBAY INC	Common Stock	8,783,246
	161,515		EMC CORP/MA	Common Stock	4,086,329
	66,691		ESTEE LAUDER COS INC/THE	Common Stock	3,992,123
	92,600		EXPRESS SCRIPTS HOLDING CO	Common Stock	5,000,400
	146,800		FACEBOOK INC	Common Stock	3,909,284
	53,144		FEDEX CORP	Common Stock	4,874,368
	250,000		GENERAL ELECTRIC CO	Common Stock	5,247,500
	101,934		GILEAD SCIENCES INC	Common Stock	7,487,052
	14,938		GOOGLE INC	Common Stock	10,596,569
	282,018		HERTZ GLOBAL HOLDINGS INC	Common Stock	4,588,433
	118,996		HOME DEPOT INC/THE	Common Stock	7,359,903
	94,938		LAS VEGAS SANDS CORP	Common Stock	4,382,338
	33,800		LINKEDIN CORP	Common Stock	3,880,916
	84,236		LTD BRANDS INC	Common Stock	3,964,146
	29,200		LULULEMON ATHLETICA INC	Common Stock	2,225,916
	86,600		LYONDELLBASELL INDUSTRIES NV	Common Stock	4,943,994
	203,500		MASCO CORP	Common Stock	3,390,310
	24,885		MASTERCARD INC	Common Stock	12,225,503

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)
December 31, 2012

Fund	Par value /number of shares		Identity of issue	Description	Current Value**

Large Cap Growth Fund			Columbus Circle Core Equity Fund	Separately Managed Fund

	98,740		MICHAEL KORS HOLDINGS LTD	Common Stock	$5,038,702
	100,882		MONSANTO CO	Common Stock	9,548,481
	116,904		NIKE INC	Common Stock	6,032,246
	86,367		NOBLE ENERGY INC	Common Stock	8,786,979
	454,555		PFIZER INC	Common Stock	11,400,239
	34,400		PIONEER NATURAL RESOURCES CO	Common Stock	3,666,696
	8,200		PPG INDUSTRIES INC	Common Stock	1,109,870
	83,600		PROCTER & GAMBLE CO/THE	Common Stock	5,675,604
	176,487		QUALCOMM INC	Common Stock	10,945,724
	10,299		REGENERON PHARMACEUTICALS INC	Common Stock	1,761,850
	38,109		SALESFORCE.COM INC	Common Stock	6,406,123
	25,400		SHERWIN-WILLIAMS CO/THE	Common Stock	3,907,028
	1,298,200		SIRIUS XM RADIO INC	Common Stock	3,751,798
	144,725		STARBUCKS CORP	Common Stock	7,760,154
	64,052		TERADATA CORP	Common Stock	3,964,178
	35,700		ULTA SALON COSMETICS & FRAGRAN	Common Stock	3,507,882
	58,400		UNION PACIFIC CORP	Common Stock	7,342,048
	91,100		URBAN OUTFITTERS INC	Common Stock	3,585,696
	103,488		VALEANT PHARMACEUTICALS INTERN	Common Stock	6,185,478
	83,932		VISA INC	Common Stock	12,722,413
	44,900		WATSON PHARMACEUTICALS INC	Common Stock	3,861,400
	36,195		WHIRLPOOL CORP	Common Stock	3,682,841
	65,479		WHOLE FOODS MARKET INC	Common Stock	5,980,197
	49,000		YUM! BRANDS INC	Common Stock	3,253,600
			Large Cap Growth Fund Subtotal		$358,869,095

		*	Notes receivable from participants	Prime rate as of the month end prior to loan request date plus 1%	164,553,975
			Total Assets Held in the Plan		$6,191,030,576

*Party-in-interest
**Represents fair value for all investments with the exception of GICs where current value represents contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Date: June 27, 2013	By	/s/ David M. Denton
David M. Denton
Executive Vice President, Chief Financial Officer, Controller and Chief Accounting Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Ernst & Young LLP